FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Reorganize Asia Holding Company Structure

2.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 24, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Reorganize Asia Holding Company Structure

Tokyo, March 24, 2016—Nomura Holdings, Inc. today announced plans to wind up its wholly owned subsidiary Nomura Asia Holding N.V. based in the Netherlands and establish a new holding company based in Japan for its Asia ex-Japan operations. The wind up process is expected to be completed by March 31, 2019.

The reorganization is part of broader realignment of Nomura’s overall management structure and does not signal any change in relation to the firm’s business strategy in the Asia ex-Japan region.

Based in Amsterdam, Nomura Asia Holding N.V. was established in February 1990 and has paid-in capital of 139,982 million yen.

Nomura will disclose in a timely manner any impact of the reorganization on the firm’s consolidated financial results.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on March 24, 2016]

1.	Reason for Submission

As a change in the Specified Subsidiary (Tokutei Kogaisha) of Nomura Holdings, Inc. (“Company”) was resolved, the Company hereby submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 3, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1) Corporate name, address, name of representative, capital and description of the business of the Specified Subsidiary relevant to the change

Corporate Name	Nomura Asia Holding N.V.

Address	Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands

Name of Representative	Toshiyasu Iiyama

Capital	JPY 139,982 million

Description of Business	Holding Company

(2) Number and total percentage of the voting rights held by the Company before and after change

  1.   Number of Voting Rights Held

        Prior to change:            2,393,664

        After change:                -

  2.   Percentage of Holdings

        Prior to change:            100%

        After change:                - %

(1) Reasons for and timing of change

  1.   Reasons for Change

As a fully owned subsidiary of the Company, Nomura Asia Holding N.V. has been acting as a holding company to control the businesses in Asia region. The Company has decided to dissolve Nomura Asia Holding N.V. due to an organizational structure change within the Nomura Group.

  2.   Timing of Change:

March 31, 2019 Completion of winding up (tentative)

Note that the Company is planning to set up a new holding company for Asia region in Japan.